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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                      APPLIED GRAPHICS TECHNOLOGIES, INC.
                           (Name of Subject Company)
                      APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                             ---------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   037937208
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             MARTIN D. KRALL, ESQ.
          EXECUTIVE VICE PRESIDENT, CHIEF LEGAL OFFICER AND SECRETARY
                      APPLIED GRAPHICS TECHNOLOGIES, INC.
                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 716-6600
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                             ---------------------

                                    COPY TO:

                              TED S. WAKSMAN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
                             ---------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Applied Graphics Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 450 West 33rd Street, New York, New York 10001. The telephone number of the Company at its principal executive offices is (212) 716-6600.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of June 16, 2003, there were 9,147,565 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by KAGT Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of KAGT Holdings, Inc., a Delaware corporation ("Parent"), an affiliate of Kolhberg Investors IV, L.P., Kolhberg TE Investors IV, L.P., Kolhberg Offshore Investors IV, L.P., and Kolhberg Partners IV, L.P. (collectively, "Kohlberg"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $0.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser, Parent and Kohlberg with the Securities and Exchange Commission on June 20, 2003. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and each is incorporated herein by reference.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 12, 2003, by and among Parent, Purchaser and the Company (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"). The Merger Agreement provides that, on the second business day following the satisfaction or waiver of certain conditions (or such other day as the parties may agree), following completion of the Offer, Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by (a) the Company, Purchaser and Parent, and (b) stockholders who are entitled to demand and have properly demanded their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive in cash the highest price per share of Common Stock paid pursuant to the Offer, without interest.

     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 111 Radio Circle, Mount Kisco, New York 10549 and the telephone number at such principal executive offices is (914) 241-7430.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers or affiliates are described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), attached hereto as Annex A and incorporated herein by reference. Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and

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(a) the Company's executive officers, directors or affiliates or (b) Parent,
Purchaser or their respective executive officers, directors or affiliates.

     THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 12 and 14 of the Offer to Purchase, which is being mailed to stockholders together with this statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     THE LOCK-UP AGREEMENT.  The summary of the Lock-Up Agreement contained in
Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Lock-Up Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

     THE PREFERENCE SHARES UNDERTAKINGS. The summary of the Preference Shares Undertakings contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Preference Shares Undertaking, and form of Preference Shares Undertaking that have been filed as Exhibits (e)(3) and (e)(4) hereto and are incorporated herein by reference.

     THE SUBORDINATED NOTES UNDERTAKINGS. The summary of the Subordinated Notes Undertakings contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Subordinated Notes Undertakings, a form of which has been filed as Exhibit
(e)(5) hereto and is incorporated herein by reference.

     THE TENDER AGREEMENTS. The summary of the Tender Agreements contained in the Introduction and Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreement, and forms of Tender Agreement that have been filed as Exhibits
(e)(6) through (e)(8) hereto and are incorporated herein by reference.

     THE CONFIDENTIALITY AGREEMENT. The summary of the Confidentiality Agreement contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

     AGREEMENTS BY CERTAIN CREDITORS AND HOLDERS OF PREFERENCE SHARES

     Satisfaction of Company's Obligations. The Company's lenders under the Senior Credit Agreement (the "Senior Lenders"), the holders of approximately 59% of the Company's outstanding subordinated notes and the holders of approximately 88% of the preference shares of Wace Group Limited, a majority owned subsidiary of the Company ("Wace"), have each agreed to accept substantial discounts to the face amounts of such instruments in satisfaction of the Company's and Wace's respective obligations thereunder.

     The Senior Lenders have entered into to a Lock-Up Agreement (the "Lock-Up Agreement"), dated June 12, 2003, by and among the Senior Lenders, the Company, Parent, and Fleet National Bank ("Fleet"), as Administrative Agent. Pursuant to the Lock-Up Agreement, the Senior Lenders agreed to accept payment of (i) cash equal to 55% of the principal amount outstanding on the date of the Lock-Up Agreement (the "Senior Indebtedness") under the Second Amended and Restated Credit Agreement, dated as of April 15, 2003, by and among the Company and the Senior Lenders (the "Senior Credit Agreement"), or, in lieu thereof, at the option of each Senior Lender, cash equal to 53% of the Senior Indebtedness and options to purchase 2% of the fully diluted common stock of Parent as of the closing date of the Recapitalization Transactions (as defined below); (ii) accrued interest; (iii) 100% of amounts borrowed after the date of the Lock-Up Agreement and (iv) cash equal to 2% of the Senior Indebtedness if the Company's Consolidated EBITDA (as defined in the Senior Credit Agreement) exceeds $48,000,000 for fiscal year 2004 in exchange for cancellation of the Senior Indebtedness. The Senior Lenders, in connection therewith, also agreed to the cancellation of their presently exercisable warrants to purchase 1,360,131 shares of Common Stock. The Senior Lenders also exercised, on June 11, 2003, an

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option to purchase 680,067 shares of Common Stock from Applied Printing
Technologies, L.P. and have agreed to tender such shares pursuant to the Offer.

     Holders of approximately 59% of the Company's 10% Subordinated Notes due 2005 (the "Subordinated Notes"), each, pursuant to a Deed of Irrevocable Undertaking (the "Subordinated Notes Undertakings"), have agreed, subject to certain conditions, to tender all of the Subordinated Notes they own in exchange for 25% of the principal amount thereof, plus accrued interest.

     Holders of approximately 88% of Wace's 8% Cumulative Convertible L1 Preference Shares (the "Wace Preference Shares"), each, pursuant to a Deed of Irrevocable Undertaking (the "Preference Shares Undertakings"), have agreed, subject to certain conditions, to accept a proposal permitting the redemption of all of the Wace Preference Shares (other than those owned by Applied Graphics Technologies (UK) Limited, a subsidiary of the Company) in exchange for 19% of the liquidation preference thereof (without regard to accrued and unpaid dividends). Such holders party to the Preference Share Undertakings have also agreed to subscribe, in cash, upon completion of the redemption of such Wace Preference Shares, for unsecured notes of the Company in a principal amount of 6 pence for each preference share redeemed from such holder.

     Material Conditions to Offer. Consummation of the Offer is subject to certain conditions including, without limitation:

     - tender of more than 50% of the outstanding fully diluted shares of Common Stock (as defined in Section 14 of the Offer to Purchase) as set forth in the Offer;

     - the prior or contemporaneous cancellation of the Senior Indebtedness as contemplated by the Lock-Up Agreement;

     - the requisite affirmative vote (and other acts) by the holders of the Subordinated Notes sufficient to permit all outstanding Subordinated Notes to be discharged or repaid on the terms set forth in a Notice of Noteholders Meeting sent to such holders on June 13, 2003 or such Subordinated Notes shall actually have been repurchased or redeemed;

     - the requisite affirmative vote (and other acts) by the holders of the Wace Preference Shares sufficient to permit all outstanding Wace Preference Shares to be purchased or redeemed on the terms set forth in a Notice of Meeting sent to such holders on June 13, 2003 or such Wace Preference Shares (other than those held by Applied Graphics Technologies
       (UK) Limited) shall actually have been repurchased or redeemed (such transactions, collectively referred to herein as the "Recapitalization Transactions"). Funds to consummate each of the Recapitalization Transactions are to be provided by Parent or Purchaser. The Recapitalization Transactions are summarized in Item 12 of the Offer to Purchase. In addition, consummation of the Offer is subject to the following conditions:

        - debt financing shall be made available pursuant to the terms of a commitment letter obtained by the Parent; and

        - there shall not have occurred a material adverse change in the Company or its business.

The conditions to the Offer are summarized in Section 14 of the Offer to Purchase.

     Vote to Facilitate the Offer. The Subordinated Notes Undertakings and the Preference Shares Undertakings provide for the holders of Subordinated Notes and Wace Preference Shares party thereto to vote in accordance with the Company's, or Wace's, directions, as the case may be, in respect of any "Relevant Resolution." A Relevant Resolution, is a resolution that would assist (or impede) the tender offer for the Subordinated Notes or the redemption of the Wace Preference Shares, as the case may be, as contemplated in the applicable Undertaking. The vote of such holders on Relevant Resolutions that are presently proposed would be sufficient to permit redemption of the Wace Preference Shares and would most likely be sufficient to allow redemption of the Subordinated Notes.

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     EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND
AGREEMENTS BETWEEN THE COMPANY AND ITS OFFICERS

     Company Stock Options. In accordance with the Merger Agreement, the Board of Directors of the Company (the "Board of Directors") has acted to provide that, at the time of the first acceptance for payment of shares of Common Stock pursuant to the Offer, each outstanding option to purchase Common Stock (whether vested or unvested) shall be canceled in exchange for a cash payment by the Company as soon as practicable following the first acceptance for payment of shares of Common Stock pursuant to the Offer of an amount equal to (a) the excess, if any, of the highest price per share of Common Stock to be paid pursuant to the Offer over the exercise price per share of Common Stock subject to such option, multiplied by (b) the number of shares of Common Stock for which such option shall not previously have been exercised, less applicable withholding tax. The Merger Agreement also provides that the Board of Directors shall use its commercially reasonable efforts to obtain appropriate consents and shall take certain actions to provide that all outstanding options to purchase Common Stock will be exercisable at the time of such first acceptance.

     Company Stock Plans. The Merger Agreement provides that all Company stock plans shall terminate as of the Effective Time (as defined in the Merger Agreement), and the provisions in any other Company benefit plan providing for the issuance, transfer or grant of capital stock of the Company or any interest in respect of capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that no holder of a Company stock option or any participant in any Company stock plan, or other Company benefit plan, shall thereafter have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation of the Merger. The Merger Agreement further provides that Parent shall cause the Surviving Corporation in the Merger, for a period of twelve months after the Effective Time, to provide to each then-current employee of the Company and its subsidiaries severance benefits no less favorable than those applicable immediately prior to the date of the Merger Agreement and other benefits (other than equity-based plans) that are not materially less favorable in the aggregate to such employees than those benefits in effect for such employees on the date of the Merger Agreement.

     Employment Agreements. The Company is party to employment agreements with the following executive officers: Fred Drasner, Chairman of the Board of Directors and Chief Executive Officer, Joseph Vecchiolla, President and Chief Operating Officer, Martin Krall, Executive Vice President, Chief Legal Officer and Secretary, and Kenneth Torosian, Senior Vice President, Chief Financial Officer and Treasurer. The employment agreements provide that if the executive officer's employment is terminated by the Company without "cause" or by the officer for "good reason," the Company will pay the executive officer a lump sum in cash. The consummation of the Offer or the Merger would not, by itself, constitute "good reason" for purposes of these agreements.

     EFFECT OF THE OFFER AND MERGER ON THE BOARD OF DIRECTORS

     Indemnification. The Merger Agreement provides that Parent shall, to the fullest extent permitted by law, cause the Company (from and after the date on which a majority of directors designated by Parent shall have been elected to the Board of Directors) and the Surviving Corporation in the Merger (from and after the Effective Time to honor all of the Company's obligations to indemnify, defend and hold harmless the current and former directors and officers of the Company and its subsidiaries for acts or omissions by any such directors and officers occurring prior to the Effective Time to the maximum extent that such obligations of the Company exist on the date of the Merger Agreement, whether pursuant to the Company's certificate of incorporation or bylaws, the DGCL or otherwise, and such obligations shall survive the Merger and continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. In the event a current or former director or officer of the Company or any of its subsidiaries is entitled to such indemnification, such director or officer shall be entitled to reimbursement from the Company or the Surviving Corporation (from and after the Effective Time) for reasonable attorney fees and expenses incurred in pursuing such indemnification, including payment of such fees and expenses by the Surviving Corporation or the Company, as applicable, in advance of the final disposition of such action

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upon receipt of an undertaking by such current or former director or officer to repay such payment unless it shall be adjudicated that such current or former director or officer was entitled to such payment.

     Directors' and Officers' Insurance. The Merger Agreement also provides that from and after the date on which a majority of directors designated by Parent have been elected to the Board of Directors and for a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company with respect to claims arising from or related to facts or events which occurred at or before the Effective Time, provided that Parent may either
(a) substitute therefor policies with reputable and financially sound carriers or (b) maintain self insurance or similar arrangements through a financially sound insurance affiliate of Parent, in each case of at least the same coverage and amounts and containing terms and conditions no less advantageous. Under the terms of the Merger Agreement, Parent shall not be obligated to make premium payments over such six-year period for such insurance to the extent the aggregate amount of such premiums exceeds $1,300,000. If Parent cannot obtain such insurance or can only obtain such insurance at an aggregate premium in excess of $1,300,000, Parent shall maintain the most advantageous policies of director's and officers' insurance obtainable at such cost.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     RECOMMENDATION OF THE BOARD. At a meeting held on June 3, 2003, the Board of Directors, by a unanimous vote of all of the Company's Directors, (a) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Recapitalization Transactions and the Merger, and declared that they were advisable and (b) determined that the terms of the Offer and the Merger Agreement are fair, from a financial point of view, to the Company and its stockholders. The Board of Directors also unanimously recommended that the stockholders of the Company accept the Offer and tender their Common Stock pursuant to the Offer and that the stockholders of the Company adopt the Merger Agreement, if such adoption is required. At such meeting, the Board of Directors also, among other things, approved consummation of the transactions contemplated by the Merger Agreement and related transactions for purposes of Section 203 of the DGCL and approved, under Rule 16b-3 promulgated under the Exchange Act, certain actions to be taken by certain affiliates of the Company in connection with the Offer.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER COMMON STOCK IN THE OFFER.

     A letter to the Company's stockholders communicating the recommendation of the Board of Directors is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference.

     BACKGROUND OF THE OFFER; CONTACTS WITH PURCHASER. The Company has recently operated under difficult financial circumstances. In seeking solutions to the Company's ongoing financial problems, the Board of Directors and the Company's executive officers have, from time to time, discussed and considered possible strategic alternatives for the Company, including plans to complete an overall recapitalization of the Company. In August 2002, the Company entered into preliminary negotiations with a third party in connection with a potential recapitalization of the Company. The terms of the proposed recapitalization were acceptable to most of the Senior Lenders, in both number of lenders and dollar amount of commitment, but were rejected by a few for not containing sufficient consideration. Such negotiations were, consequently, terminated.

     In late February 2003, Mr. Christopher Lacovara of Kohlberg contacted the Company to initiate discussions of a possible recapitalization.

     On March 4, 2003, Mr. Lacovara met with Fred Drasner, the Chairman of the Board and Chief Executive Officer of the Company, and on March 11, 2003, with Mr. Drasner, Joseph D. Vecchiolla, the President and Chief Operating Officer of the Company and Martin D. Krall, the Executive Vice President, Chief Legal Officer, and Secretary of the Company, to discuss the Company's business, capital structure,

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and the goals of a potential recapitalization transaction. The parties had additional discussions regarding a potential transaction over the following two weeks.

     On March 20, 2003, the Company and Kohlberg entered into a confidentiality agreement to facilitate Kohlberg being furnished with certain non-public information in connection with a possible transaction.

     The Company and Kohlberg Management IV, L.L.C. entered into a non-binding letter of intent on March 26, 2003. The letter of intent outlined the terms of a recapitalization and the possible allocation of invested funds among the Company's lenders and the holders of various securities of the Company. It also provided for a period of exclusivity through April 30, 2003 to perform due diligence and pursue more definitive agreements with the holders of various securities of the Company. The letter of intent did not obligate either party to ultimately enter into a transaction and provided for reimbursement of up to $250,000 in expenses in the event the letter of intent was terminated for any reason.

     Over the following weeks, there were a number of meetings and conversations between the management of the Company and representatives from Kohlberg regarding a possible transaction. During this period, representatives of Kohlberg conducted a due diligence investigation of the Company's various business lines and discussed with Company representatives historical trends in revenue and profit margins for the Company's various business segments.

     On April 3, 2003, Mr. Lacovara and Gordon Woodward of Kohlberg met with Ralph Palma, Senior Vice President of Fleet, the administrative agent and a lender under the Senior Credit Agreement, Fleet's counsel and Messrs. Drasner, Krall and Vecchiolla of the Company. The parties discussed the potential recapitalization transactions, the structure of such recapitalization, and the proceeds as they related to Fleet and the other lenders under the Senior Credit Agreement.

     Throughout April 2003, representatives of Kohlberg conducted additional due diligence at the Company, including meetings and conference calls with certain division managers and Mr. Vecchiolla. Representatives of Foothill Capital Corporation ("Foothill"), as a potential source of debt financing for the potential transaction, also attended certain of these meetings. During this period, further negotiations also took place among Messrs. Drasner, Krall, Vecchiolla and Lacovara concerning the structure and allocation of invested funds across holders of various Company securities in a potential recapitalization transaction.

     During April, Kohlberg held further discussions with Fleet and representatives of the Company, as well as representatives of certain of the holders of the Subordinated Notes and the Wace Preference Shares. During these negotiations, potential terms of the recapitalization transactions were discussed with each group and draft documents intended to secure provisional approval of the recapitalization from the required holders of each of these securities were negotiated.

     During April, representatives of the Company and Mr. Lacovara also discussed terms of the potential recapitalization transactions with Foothill and Silver Point Capital, L.P. ("Silver Point") to discuss the possibility of such entities participating in the transactions to provide debt financing for the recapitalization and serve as new lenders to the Company.

     On May 6, 2003, representatives of Kohlberg met with certain independent members of the Board of Directors to discuss the proposed recapitalization on terms that would have paid holders of the Company's common stock $0.75 per Share. On May 8, the Board of Directors met with Mr. Lacovara and Mr. Woodward to discuss the Offer and the recapitalization and the possibility of a price in the Offer of $1.00 per Share as proposed by the Board of Directors and $0.85 per Share, as proposed by Mr. Lacovara. The Board of Directors directed the independent directors negotiating with Kohlberg to seek additional compensation to be paid to the common stockholders of the Company.

     On May 8, 2003, the Company and Kohlberg entered into a revised letter of intent, extending the period of exclusivity from April 30, 2003 to May 31, 2003. This extension letter provided for the amount available for the reimbursement of certain expenses incurred in the due diligence investigation by Kohlberg to be increased to $500,000.

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     On May 13, 2003, David Parker, a director of the Company, wrote Mr.
Lacovara on behalf of the Company, to communicate the Board of Directors' belief that, given all of the circumstances, $1.00 per share would represent a fair price to holders of the Common Stock and seeking an increase in the amount of consideration to be offered by Kohlberg & Company, L.L.C. to such holders.

     During May 2003, representatives of the Company negotiated preliminary terms of the Merger Agreement with Kohlberg.

     On May 21, 2003, representatives of Kohlberg contacted the Company to state that, based upon its arrangement with Foothill and Silver Point, the negotiations with the Senior Lenders and its due diligence investigations, Kohlberg would be willing to proceed with a transaction at $0.85 per Share. Between May 26, 2003 and June 12, 2003, representatives of Kohlberg and the Company and their respective counsel negotiated the final terms of the Merger Agreement.

     On June 3, 2003 the Board of Directors met to consider the tender offer, Merger and related transactions. Messrs. Krall and Drasner updated the Board of Directors on the course of negotiations regarding the transaction. A representative of Weil, Gotshal & Manges LLP, the Company's outside law firm, reviewed with the Board of Directors the terms of the proposed merger agreement and tender agreements and the timetable and various approvals that would be required to close the transaction and discussed various other aspects of the proposed transaction with the Board of Directors and responded to questions posed by directors. On that same day, the Board of Directors unanimously authorized the Company's management to execute the Merger Agreement.

     Between April 29, 2003 and June 9, 2003, the Company entered into agreements with holders of approximately 59% of the outstanding Subordinated Notes of the Company to repurchase, subject to the terms and conditions set forth therein, the Subordinated Notes held by such holders through a tender offer and/or redemption.

     On June 12, 2003, the Company and Wace entered into agreements with holders of approximately 88% of the outstanding Wace Preference Shares to repurchase and/or redeem, subject to the terms and conditions set forth therein, the outstanding Wace Preference Shares held by such holders (other then those held by Applied Graphics Technologies (UK) Limited) and obligating such holders to vote in favor of a proposal permitting Wace to make redemptions of all of the Wace Preference Shares (other than those held by Applied Graphics Technologies
(UK) Limited).

     On June 12, 2003, the parties executed the Merger Agreement. On June 13, 2003, the Company issued a press release announcing the transaction.

     On June 20, 2003, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

     REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making its recommendation that all stockholders tender their Common Stock pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, if required, the Board of Directors considered a number of factors, including, but not limited to, the following:

     A. The amount of consideration to be received by the holders of shares of Common Stock pursuant to the Offer and the Merger;

     B. The process leading to the Offer and the Merger and the possible alternatives thereto, the range of possible benefits to the Company's stockholders and other constituencies of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives;

     C. Information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions;

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     D.  The historical and recent market prices of the Common Stock and the fact that the Offer and the Merger will enable the holders of the shares to realize an 89.9% premium over the $0.45 closing price of the Common Stock on June 2, 2003, the last trading day prior to the meeting of the Board of Directors to approve the Merger Agreement;

     E. The likelihood that the Merger would be consummated, in light of (1) the Tender Agreements pursuant to which Applied Printing Technologies, L.P., Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker, Marne Obernauer, Jr. and the Senior Lenders, who beneficially own approximately 33.9% of the outstanding fully diluted shares of Common Stock (including in-the-money options), agreed, among other things, to tender all of their Common Stock in the Offer and vote all of their Common Stock in favor of the Merger, and (2) the experience, reputation and financial capabilities of Kohlberg and its affiliates; and

     F. The Board of Directors belief that consummation of the Offer would present stockholders with the best opportunity to receive a premium to current market prices for their shares of Common Stock. This belief is based upon:

        - The Board of Directors' belief that the Company will be unable to pay when due the outstanding principal amount of its Senior Indebtedness, which would also be a default under the Subordinated Notes and could result in acceleration of such indebtedness;

        - The necessity that the Company consummate a restructuring or recapitalization on or before July 15, 2003 to avoid the automatic acceleration of its outstanding Senior Indebtedness absent an agreement by the Senior Lenders to waive such default;

        - The Company's inability, prior to the execution of the Merger Agreement and related documents, to obtain agreements of its Senior Lenders sufficient to effect any previously proposed restructuring or recapitalization and sufficient to avoid the acceleration of the Company's Senior Indebtedness;

        - The Board of Directors' belief that the assets of the Company would not be sufficient to repay the Company's indebtedness, all of which has a claim superior to that of the Common Stock and, as a consequence, its belief that no proceeds would be paid to holders of Common Stock in the event of a bankruptcy or liquidation of the Company. The Board of Directors can give no assurance that bankruptcy or liquidation would not result from an acceleration of the Company's Senior Indebtedness;

        - The Board of Directors' belief that the significant discounts that holders of the Company's Senior Indebtedness, Subordinated Notes and holders of the Wace Preference Shares have committed to accept in exchange for such instruments demonstrate that the Offer represents the most favorable terms obtainable by the Company and the Stockholders;

        - The Board of Directors' belief, after consultation with its legal advisors, that the terms of the Merger Agreement, including amounts payable to the Parent in the event of termination, do not preclude a superior proposal to acquire the Company. In this regard, the Board of Directors recognized that certain provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Kohlberg as a condition to entering into the Merger Agreement. Although the Board of Directors considered that these provisions could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, the Board of Directors concluded that the advantages of entering into the Merger Agreement outweighed the possibility that another company might be willing to pay a higher price for the Company, but would be unwilling to present an unsolicited proposal after the Merger Agreement was announced; and

        - The efforts of the Company's management to solicit indications of interest in acquiring the Company from other potential buyers, and the fact that no other proposal that was both meaningful and acceptable to the Company's Senior Lenders resulted from that process.

     In view of these many considerations, the Board of Directors did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it, both positive and negative. In addition, it is possible that different members of the Board of Directors assigned different weights to the various factors described above. After weighing all of these considerations, the Board of Directors was unanimous in approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that the stockholders of the Company tender their shares of Common Stock in the Offer.

     INTENT TO TENDER

     After reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company who owns shares of Common Stock intends to tender in the Offer all such shares that each person owns of record or beneficially, other than such shares, if any, that any such persons may have an unexercised right to purchase by exercising stock options. Upon consummation of the Offer, outstanding options to purchase Common Stock will be canceled and the Company will pay holders thereof, in respect of each Share subject thereto, cash equal to the excess, if any, of the price per Share to be paid in the Offer over the exercise price per share of such option. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Effects of the Offer and the Merger under Company Stock Plans and Agreements Between the Company and its Officers." Messrs. Fred Drasner, Martin Krall and Joseph Vecchiolla, the Chairman of the Board and Chief Executive Officer, Executive Vice President, Chief Legal Officer and Secretary, and President and Chief Operating Officer, respectively, of the Company and each a director of the Company and David Parker and Marne Obernauer, Jr., directors of the Company, Applied Printing Technologies, L.P., an affiliate of the Company, and the Senior Lenders each entered into a Tender Agreement with Purchaser and Parent on June 12, 2003, pursuant to which each such person committed, among other things, to tender in the Offer all Common Stock held or subsequently acquired by such person. Such persons own, in the aggregate, approximately 33.9% of the outstanding fully diluted shares of Common Stock (including in-the-money options).

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except as set forth in this Statement, no transactions in shares of Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Tender Agreements and exercise of the call option held by the Senior Lenders to purchase 680,067 Shares.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

  PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD

     The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

  GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     The Company is incorporated under the laws of the State of Delaware.

     Short Form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Common Stock pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company's stockholders will be required under the DGCL to effect the Merger. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Merger and, consequently, to pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that more than 50% of the outstanding fully diluted shares of Common Stock be tendered. Parent and Purchaser have agreed, however, to cause all of the Common Stock owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the minimum tender condition shall have been satisfied, Common Stock owned by Parent and Purchaser would represent a majority of the outstanding shares of Common Stock, comprising voting power sufficient to approve the Merger Agreement. Accordingly, adoption of the Merger Agreement would be assured.

     Appraisal Rights. Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of shares of Common Stock who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under the DGCL complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for shares held by such holders. Any such judicial determination of the fair value of the shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price per share paid pursuant to the Offer.

     If any holder of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Common Stock of such stockholder will be converted into the right to receive the price paid for each share of Common Stock in accordance with the Merger Agreement. A stockholder's demand for appraisal may be withdrawn by delivering to the Company a written withdrawal of his demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

     Delaware Business Combination Statute. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such time. In connection with its approval of the Merger and the Merger Agreement, the Board of Directors exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL.

     Antitrust Laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain reportable acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice and FTC and certain waiting period requirements have been satisfied. The purchase of the Common Stock pursuant to the Offer is not a reportable transaction under the HSR Act.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(A)     Offer to Purchase, dated June 20, 2003 (incorporated by
              reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on June 20, 2003).
(a)(1)(B)     Form of Letter of Transmittal (incorporated by reference to
              Exhibit (a)(2) to the Schedule TO of Purchaser filed on June
              20, 2003).
(a)(2)(A)     Letter to the stockholders of the Company, dated June 20,
              2003.*
(a)(2)(B)     Press Release issued by the Company on June 13, 2003
              (incorporated by reference to press release under cover of
              Schedule 14D-9 filed by the Company on June 13, 2003).
(e)(1)        Agreement and Plan of Merger, dated as of June 12, 2003,
              among Parent, Purchaser and the Company (incorporated by
              reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on June 20, 2003).
(e)(2)        Lock-Up Agreement dated as of June 12, 2003, by and among
              the Company, Parent, Fleet National Bank, as Administrative
              Agent (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of
              April 15, 2003, by and among the Company, as borrower, the
              Agent and the Lenders (incorporated by reference to Exhibit
              (d)(2) to the Schedule TO of Purchaser filed on June 20,
              2003).
(e)(3)        Form of Preference Shares Undertaking, dated as of June 12,
              2003, among the Company, Wace Group Limited and each of
              Aberdeen Asset Managers Ltd, New Star Asset Management
              Limited and INVESCO Asset Management Limited (incorporated by reference to Exhibit (d)(4) to the Schedule TO of
              Purchaser filed on June 20, 2003).
(e)(4)        Preference Shares Undertaking, dated as of June 12, 2003,
              among the Company, Wace Group Limited and Applied Graphics
              Technologies (UK) Limited (incorporated by reference to
              Exhibit (d)(5) to the Schedule TO of Purchaser filed on June
              20, 2003).
(e)(5)        Form of Subordinated Notes Undertaking, dated as of April
              29, 2003 and May 7, 2003, among the Company and each of
              Ionian Nominees Limited, Securities Management Trust,
              Vasiliou & Co. Inc., Credit Suisse First Boston Equities
              Nominees Limited, Merrill Lynch, Maldon Electric Securities
              Limited, EAP Securities Limited and New Centurion Trust
              Limited (incorporated by reference to Exhibit (d)(3) to the
              Schedule TO of Purchaser filed on June 20, 2003).
(e)(6)        Tender Agreement, dated June 12, 2003, among Parent,
              Purchaser and Applied Printing Technologies, L.P.
              (incorporated by reference to Exhibit (d)(7) to the Schedule
              TO of Purchaser, filed on June 12, 2003).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(e)(7)        Form of Tender Agreement, dated June 12, 2003, among Parent,
              Purchaser and each of the Senior Lenders (incorporated by
              reference to Exhibit (d)(8) to the Schedule TO of Purchaser, filed on June 12, 2003).
(e)(8)        Form of Tender Agreement, dated June 12, 2003, among Parent,
              Purchaser and each of Fred Drasner, Martin Krall, Joseph
              Vecchiolla, David Parker and Marne Obernauer, Jr.
              (incorporated by reference to Exhibit (d)(9) to the Schedule
              TO of Purchaser, filed on June 12, 2003).
(e)(9)        Confidentiality Agreement, dated March 20, 2003, between
              Kohlberg and the Company (incorporated by reference to
              Exhibit (d)(6) to the Schedule TO of Purchaser filed on June
              20, 2003).
(e)(10)       Information Statement of the Company, dated June 20, 2003
              (included as Annex A hereto).*
(g)           None.

ANNEX A -- INFORMATION STATEMENT
---------------

* Included with this Statement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          APPLIED GRAPHICS TECHNOLOGIES, INC.

                                          By: /s/ FRED DRASNER
                                          --------------------------------------
                                          Name: Fred Drasner
                                          Title:  Chairman of the Board and
                                                  Chief
                                                  Executive Officer

Dated: June 20, 2003

                                                                         ANNEX A

                      APPLIED GRAPHICS TECHNOLOGIES, INC.
                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 20, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Applied Graphics Technologies, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by KAGT Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of KAGT Holdings, Inc., a Delaware corporation ("Parent"), to at least a majority of the seats on the board of directors of the Company (the "Board" or the "Board of Directors").

     On June 12, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Purchaser, pursuant to which Purchaser is required to commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares"), at a price per Share of $0.85, net to the seller in cash, without interest (such price, or the highest price per Share as may be paid in the Offer, is hereinafter referred to as the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibit (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent and Kohlberg (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on June 20, 2003.

     The Merger Agreement provides, among other matters, that on the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, following consummation of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the Effective Time, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than Shares held by (i) the Company, (ii) Purchaser or Parent and (iii) stockholders who are entitled to and have properly exercised their dissenters' rights under the DGCL) will be converted into the right to receive the Offer Price, without interest (the "Merger Consideration").

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is annexed as Annex A, which was filed by the Company with the SEC on June 20, 2003 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Parent Designees (as identified herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on Friday, June 20, 2003. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, July 18, 2003, unless extended in accordance with its terms.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The common stock, par value $0.01 per share ("Common Stock"), is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of June 16, 2003, there were 9,147,565 Shares issued and outstanding, of which Parent and Purchaser own no Shares as of the date hereof.

               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the first acceptance for payment of, and payment by Purchaser for, any Shares tendered pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Purchaser or any other subsidiary of Parent bears to (b) the number of Shares then outstanding, and the Company will, at such time, cause Purchaser's designees to be so elected or appointed to the Board of Directors.

     Subject to provisions of applicable law, the Merger Agreement obligates the Company to take all action requested by Parent necessary to effect any such election or appointment. In connection with such request, the Company will promptly, at the option of Purchaser, either increase the size of the Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Board of Directors as described above.

     In the event that Purchaser's designees are appointed or elected to the Board of Directors, until the Effective Time, the Board of Directors will have at least three directors who are directors on June 12, 2003 and who are not officers of the Company (the "Independent Directors"). In addition, in that event, if the number of Independent Directors is reduced below three for any reason whatsoever, any remaining Independent Directors (or the Independent Director, if there is only one such director remaining) will be entitled to designate persons to fill the vacancies who shall be deemed Independent Directors. If no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Parent or Purchaser, and such persons will be deemed to be Independent Directors.

     The following table sets forth certain information with respect to individuals Parent may designate as the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history) (each, a "Parent Designee"). Each Parent Designee is a citizen of the United States. Unless otherwise indicated, the business address of each designee is c/o Parent, 111 Radio Circle, Mount Kisco, New York 10549.

                                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME OF PARENT DESIGNEE                     AGE     MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-----------------------                     ----    ----------------------------------------------
James A. Kohlberg.........................    45   Mr. Kohlberg has been a Co-Founder and Managing
                                                   Principal of Kohlberg & Co., L.L.C. since 1987.
                                                   He also serves on the Board of Directors of
                                                   Holley Performance Products, Inc. and Katy
                                                   Industries, Inc.
Samuel P. Frieder.........................    38   Mr. Frieder has been a Principal of Kohlberg &
                                                   Co., L.L.C. since 1995. He also serves on the
                                                   Board of Directors of Holley Performance
                                                   Products, Inc. and Katy Industries, Inc.

                                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME OF PARENT DESIGNEE                     AGE     MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-----------------------                     ----    ----------------------------------------------
Christopher Lacovara......................    38   Mr. Lacovara has been a Principal of Kohlberg &
                                                   Co., L.L.C. since 1995. He also serves on the
                                                   Board of Directors of Holley Performance
                                                   Products, Inc. and Katy Industries, Inc.
Gordon Woodward...........................    34   Mr. Woodward has been a Principal of Kohlberg &
                                                   Co., L.L.C. since 2002 and was previously an
                                                   analyst of Kohlberg & Co., L.L.C. from 1996 to
                                                   2002.

     Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1. None of the Parent Designees is currently a director of, or holds any position with the Company. The Parent has advised the Company that, to the Parent's knowledge, none of the Parent Designees has a familial relationship with any director or executive officer of the Company or, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Statement.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of June 16, 2003, information regarding the beneficial ownership of the Common Stock by (i) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company, (iii) the chief executive officer of the Company;
(iv) each of the Company's top four most highly compensated executive officers (other than the Company's Chief Executive Officer) whose compensation exceeded $100,000 in 2002 and (v) all directors and executive officers of the Company as a group. Except as indicated, each person identified in the following table has sole voting and investment power with respect to the shares shown. Percentage ownership of Common Stock is based on 9,147,565 shares outstanding as of June 16, 2003.

     Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of June 16, 2003 are deemed outstanding for computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address for the directors and executive officers is the principal offices of the Company.

                                                              NUMBER OF     PERCENTAGE OF
                                                              SHARES OF      OUTSTANDING
                                                             COMMON STOCK      SHARES
                                                             BENEFICIALLY   BENEFICIALLY
NAME OF BENEFICIAL OWNER                                        OWNED           OWNED
------------------------                                     ------------   -------------
Applied Printing Technologies, L.P.(1)(2)..................   1,313,933         14.4
Mortimer B. Zuckerman(1)(2)................................   1,313,933         14.4
Fleet National Bank(3).....................................   1,008,833         11.0
Fred Drasner(1)(4).........................................     690,100          7.3
David M. Knott(5)..........................................     470,000          5.1
Martin D. Krall(6).........................................     324,333          3.5
Joseph D. Vecchiolla(7)....................................     312,334          3.3
Marne Obernauer, Jr.(8)....................................     209,919          2.3
David R. Parker(9).........................................     156,600          1.7
Kenneth G. Torosian(10)....................................      49,066            *
John W. Dreyer(10).........................................      47,833            *
John Zuccotti(10)..........................................      35,000            *
John R. Walter(10).........................................      27,000            *
John R. Harris(10).........................................      26,500            *
Philip Guarascio(10).......................................       5,000            *
All directors, director nominees and executive officers as
  a group (12 persons)(11).................................   3,197,618         31.9

---------------

  *  Represents holdings of less than 1%.

 (1) Applied Printing Technologies, L.P. ("Applied Printing") is a limited partnership in which Mr. Drasner, the Company's Chairman and Chief Executive Officer, is a minority limited partner and Mr. Zuckerman, a director, beneficially owns the remaining limited partnership interests. Mr. Zuckerman is also the sole stockholder of the corporate general partner of Applied Printing and a corporate limited partner of Applied Printing. Mr. Zuckerman is the sole director of the corporate general partner of Applied Printing. Because Mr. Zuckerman is the sole stockholder of the corporate general partner of Applied Printing, and the sole director, he will be able to exercise substantial influence over the outcome of all matters submitted to a vote of the Company's stockholders. Pursuant to a 2001 agreement between Mr. Drasner and Mr. Zuckerman regarding Mr. Drasner's interest in Applied Printing, Mr. Drasner no longer has any economic interest in the Common Stock held by Applied Printing. Mr. Drasner therefore disclaims beneficial ownership of shares held by Applied Printing. The address of Applied Printing is 77 Moonachie Avenue, Moonachie, New Jersey 07074.

 (2) Shares shown are reported on a Schedule 13D dated April 26, 1996, as amended on September 4, 1997, November 26, 1997, September 1, 1998, October 5, 1998, November 25, 1998, August 2, 2001 and June 13, 2003 filed with the Commission by Applied Printing. Voting and investment power with respect to such shares is held by Mr. Zuckerman. See note (1) above. In July 2001, Applied Printing granted an irrevocable call option to the Senior Lenders to purchase 680,067 shares of the Common Stock held by Applied Printing (subject to adjustment), at $0.01 per share (the "Call Option") in connection with an amendment to the Company's Senior Credit Agreement. The Call Option was exercised on June 11, 2003.

 (3) Includes 690,444 shares issuable upon exercise of currently exercisable warrants that will be canceled in connection with the consummation of the Offer. The warrants were issued in connection with amendments to the Company's Senior Credit Agreement and are exercisable at $0.01 per share. Also includes 318,389 shares, Fleet's portion of the 680,087 shares issued upon exercise of the Call Option described in note (2) above. The address of Fleet National Bank is 777 Main Street, Hartford, Connecticut 06115.

 (4) Includes 250,000 shares issuable upon exercise of currently exercisable options.

 (5) According to a Schedule 13G filed on June 12, 2003 by David M. Knott, Mr. Knott has sole voting and dispositive power with respect to 288,000 Shares and shared voting and dispositive power with respect to 167,800 Shares. Mr. Knott's address is 485 Underhill Boulevard, Suite 405, Syosset, New York 11791.

 (6) Includes 204,333 shares issuable upon exercise of currently exercisable options.

 (7) Includes 192,334 shares issuable upon exercise of currently exercisable options.

 (8) Includes an aggregate of 2,880 shares held by Mr. Obernauer, Jr., as trustee, for trusts created for the benefit of his sons, a niece, and a nephew over which Mr. Obernauer, Jr. has sole voting and investment power.

 (9) Includes 35,000 shares of Common Stock issuable upon exercise of currently exercisable options.

(10) Represents shares of Common Stock issuable upon exercise of currently exercisable options.

(11) Includes 872,066 shares of Common Stock issuable upon exercise of currently exercisable options.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

                                                                    DIRECTOR
NAME                                                          AGE    SINCE
----                                                          ---   --------
Fred Drasner................................................  60      1995
John W. Dreyer..............................................  65      2000
Philip Guarascio............................................  61      2002
John R. Harris..............................................  55      1996
Martin D. Krall.............................................  62      1996
Marne Obernauer, Jr. .......................................  59      1998
David R. Parker.............................................  59      1998
Joseph D. Vecchiolla........................................  47      2000
John R. Walter..............................................  56      2000
John Zuccotti...............................................  65      1998
Mortimer B. Zuckerman.......................................  66      1996

     Fred Drasner has been Chairman of the Company since April 1996, Chairman of the Board of the Company since June 2001 and Chief Executive Officer of the Company since May 2002. Mr. Drasner also served as Chief Executive Officer of the Company from 1996 until April 2000. Mr. Drasner has been co-owner of Pro-Football, Inc., d/b/a The Washington Redskins, since July 1999. He has been the Chief Executive Officer of Daily News, L.P. ("Daily News") and Co-Publisher of the New York Daily News since 1993, Co-Chairman of U.S. News & World Report, L.P. ("U.S. News") since 1998, Chief Executive Officer of U.S. News from 1985 to 1998, and President of U.S. News from 1985 to 1997, and Chairman and Chief Executive Officer of Applied Printing Technologies, L.P. ("Applied Printing") since 1988. Mr. Drasner served as Co-Chairman from 1998 to 1999 and Vice Chairman and Chief Executive Officer from 1986 to 1998 of The Atlantic Monthly Company, and as Co-Chairman of Fast Company Media Group, L.L.C. ("Fast Company") from January 1999 until October 2000. Mr. Drasner also serves as a director of Ventiv Health, Inc.

     John W. Dreyer currently serves as an independent consultant to the graphic arts and prepress industry. Mr. Dreyer served as Chairman of the Board of Pitman Company, a graphic arts and image supplier, from 1978 until January 2001 and as Chief Executive Officer of Pitman Company from 1977 until January 2001. He served as President of Pitman Company until 1998 and Chief Operating Officer until 1994. Mr. Dreyer is also a director of Presstek, Inc.

     Philip Guarascio has, since May 2000, been Chairman and Chief Executive Officer of PG Ventures LLC, a marketing consulting firm. Mr. Guarascio served as Vice President, Corporate Marketing and Advertising, of General Motors Corporation from October 1985 to May 2000. He is also a director of Arbitron Inc.

     John R. Harris currently serves as President and Chief Executive Officer of Delinea Corporation, a provider of software and services to the utility market. From December 2001 to August 2002, Mr. Harris was President, Chief Executive Officer and a director of ExoLink Corporation, a provider of retail transaction services to the deregulated energy industry. From August 1999 to September 2001, Mr. Harris served as Chairman and Chief Executive Officer of Ztango, a wireless Internet software and services company. From 1973 to 1999, Mr. Harris was with Electronic Data Systems Corporation and served in a variety of senior leadership positions, including Corporate Vice President of Marketing and Strategy and President of the Communications Industry Group. Mr. Harris also serves as a director of Genuity, Inc. and Ventiv Health, Inc.

     Martin D. Krall, Executive Vice President, Chief Legal Officer and Secretary of the Company since 1996, has been Executive Vice President, Chief Legal Officer, and Secretary of Daily News, Applied Printing and U.S. News since January 1995. Mr. Krall served as Executive Vice President, Chief Legal Officer, and Secretary of The Atlantic Monthly Company from 1995 to 1999 and as Executive Vice President and Secretary of Fast Company from January 1999 until December 2000.

     Marne Obernauer, Jr. served as Vice Chairman of the Company from May 1998 until February 2003. Prior to that, Mr. Obernauer, Jr., served as Chairman of the Board of Directors of Devon Group, Inc. ("Devon") from 1986 and Chief Executive Officer of Devon from 1980 until Devon's merger with and into a wholly-owned subsidiary of the Company in May 1998.

     David R. Parker has served as Managing Director of Archstone Partnerships, a fund of funds manager, since January 2003. Mr. Parker is also a founder and Managing General Partner of Interprise Technology Partners, L.P., a venture capital fund focused on information technology investments established in January 1999. From 1992 through May 1998, Mr. Parker was Chairman of ProSource Distribution Services, Inc., a food service distributor, which was acquired by AmeriServe, Inc. in May 1998. In May 1998, Mr. Parker became Vice Chairman of AmeriServe, Inc. He resigned his officer position in July 1998 and his position on AmeriServe's Board of Directors in November 1999. Mr. Parker also serves on the Board of Directors of Tupperware Corporation and Spherion Corporation.

     Joseph D. Vecchiolla, President and Chief Operating Officer of the Company, joined the Company in May 2000 as its Senior Vice President and Chief Financial Officer and has served as Chief Operating Officer since December 2000 and President since August 2001. From February 1999 through April 2000 he served as Vice President of Marketing and Vice President of Finance at Favorite Brands International, which was acquired by Nabisco in November 1999. Favorite Brands International filed for protection under Chapter 11 of the U. S. Bankruptcy Code in March 1999. From May 1997 until February 1999 he served as President of Old Greenwich Capital Corporation.

     John R. Walter currently serves as an independent consultant. From November 1996 through July 1997, he served as President and Chief Operating Officer of AT&T Corp. Mr. Walter was Chairman and Chief Executive Officer from 1989 to October 1996 and President from 1987 to October 1996 of R.R. Donnelley & Sons Company, a print and digital information management, reproduction and distribution company. Mr. Walter also serves on the Board of Directors of Abbott Laboratories, Deere & Company and Manpower, Inc.

     John Zuccotti has been Chairman of Brookfield Financial Properties, Inc. (formerly World Financial Properties) since 1996 and Vice Chairman of Brookfield Properties Corporation since 1998. Mr. Zuccotti has been a senior counsel at Weil, Gotshal & Manges LLP since 1997. Mr. Zuccotti also serves as a director of eight funds of The Dreyfus Corporation, a director of Empire Blue Cross and Blue Shield, and a trustee of Columbia University.

     Mortimer B. Zuckerman served as Chairman of the Board of the Company from 1996 until June 2001. He has been Chairman of the Board of Directors and a principal stockholder of Boston Properties, Inc., a national real estate development and management company, since 1970. He has been Chairman of U.S. News and Editor-in-Chief of U.S. News & World Report since 1985, and Chairman of Daily News and Co-Publisher of the New York Daily News since 1993. Mr. Zuckerman served as Chairman of The Atlantic Monthly Company from 1980 to 1999, and as Chairman of Fast Company from January 1999 until December 2000. Mr. Zuckerman also serves as a director of JPMorganChase National Advisory Board.

EXECUTIVE OFFICERS

NAME                                        AGE                        POSITION
----                                        ---                        --------
Fred Drasner..............................  60    Chairman of the Board and Chief Executive Officer
Joseph D. Vecchiolla......................  47    President, Chief Operating Officer, and Director
Martin D. Krall...........................  62    Executive Vice President, Chief Legal Officer,
                                                  Secretary, and Director
Kenneth G. Torosian.......................  41    Senior Vice President, Chief Financial Officer, and
                                                  Treasurer

     For information relating to Messrs. Drasner, Vecchiolla and Krall, see "Current Directors and Executive Officers of the Company -- Directors" above.

     Kenneth G. Torosian has served as Senior Vice President and Chief Financial Officer since September 2001 and as Treasurer since November 2002. Prior to that, Mr. Torosian served as Vice President of Finance from August 2000 until September 2001, and Corporate Controller from January 1997 until August 2000.

                 INFORMATION CONCERNING THE BOARD OF DIRECTORS

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Board held ten meetings during the Company's 2002 fiscal year. During fiscal year 2002, each director attended at least 75% of the aggregate of the total number of meetings of the Board held during the period he served as a director and the total number of meetings held by each committee of the Board on which he served during the period for which he served.

     The Board currently has a standing Audit Committee and a standing Compensation Committee. It does not currently have a standing nominating committee.

     The Audit Committee currently consists of Mr. Parker, as Chairman, and Messrs. Harris and Zuccotti. The Audit Committee met eight times during fiscal year 2002. The Audit Committee is responsible for recommending to the full Board the selection of the Company's independent public accountants, reviewing the scope of the plans and the results of the audit engagement, reviewing the independence of the public accountants, considering the range of audit and non-audit fees, exercising oversight of management's and the public accountants' review of the adequacy of the Company's internal accounting controls and exercising oversight with respect to the Company's code of conduct and other policies and procedures regarding adherence with legal requirements.

     The Compensation Committee, which met three times during fiscal year 2002, currently consists of Mr. Harris, as Chairman, and Messrs. Dreyer, Parker, Guarascio, Walter and Zuccotti. The Compensation Committee is responsible for establishing salaries, bonuses and other compensation for the Company's officers and administering the Company's stock option plans.

COMPENSATION OF DIRECTORS

     Commencing in July 2002, directors who are not also employees of the Company or its affiliates ("nonemployee directors") receive from the Company an annual fee of $50,000, which fee is paid in equal quarterly installments, plus $1,000 for each Board or committee meeting attended in person ($500 for each such meeting participated in by telephone) and reimbursement of expenses incurred in attending such meetings. In addition, the Chairman of the Audit Committee receives an annual fee of $50,000 and the Chairman of the Compensation Committee receives an annual fee of $20,000, each of which is paid in equal quarterly installments. Directors are also eligible to receive options to purchase Common Stock under the Company's Amended and Restated 1998 Incentive Compensation Plan, as amended (the "Incentive Compensation Plan").

     Under the Incentive Compensation Plan, employees, nonemployee directors, certain affiliated persons and independent contractors of the Company may be granted cash awards, options to purchase Common Stock, stock appreciation rights, stock awards, stock units, performance shares, and performance units. Options to purchase Common Stock granted under the Incentive Compensation Plan have a term of ten years and, except for those granted to nonemployee directors, vest over a vesting schedule determined by the committee administering the plan or, in lieu thereof, a five-year vesting schedule, as specified in the plan. Under the Incentive Compensation Plan, each nonemployee director is granted options to purchase 10,000 shares of Common Stock upon commencement of his or her service as a director. Such options have an exercise price equal to the fair market value on the date of grant and vest ratably over a two-year period. In addition, each nonemployee director then in office is automatically granted, on the anniversary date of his or her commencement of service as a director, a fully-vested, non-qualified option to purchase 2,000 shares of Common Stock at a per-share exercise price equal to its fair market value on such date (the "anniversary grant"). Given the substantial interest in the Company he has through his interest in Applied Printing, Mr. Zuckerman has not received any options, although commencing in July 2002, Mr. Zuckerman receives fees in accordance with the schedule for nonemployee directors.

     In May 2002, Messrs. Harris, Dreyer, Parker, Walter and Zuccotti each received grants of options to purchase 5,000 shares of Common Stock at an exercise price of $0.41 per share, which options vested immediately. In June 2002, Mr. Guarascio received a grant of options to purchase 10,000 shares of Common Stock at an exercise price of $0.90, in connection with his commencement of service as a director, which options vest ratably over two years. In July 2002, Messrs. Harris, Dreyer, Parker, Walter and Zuccotti each received grants of options to purchase 2,000 shares of Common Stock at an exercise price of $0.55 per share, which options vested immediately. In addition, each of Messrs. Harris, Dreyer, Parker, Walter and Zuccotti agreed that the grant date for all future anniversary grants to be made to each of them would be July 1. In June 2003, Mr. Guarascio also agreed that for all anniversary grants to be made to him, the grant date would be July 1.

     In addition, Messrs. Drasner, Krall and Vecchiolla received grants of options to purchase shares of Common Stock in their capacities as officers of the Company, as disclosed in "Executive Compensation -- Stock Option Grants in Fiscal Year 2002" below.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid to the Chairman and Chief Executive Officer of the Company and to each of the four other most highly compensated executive officers (the "Named Executive Officers") in fiscal years 2002, 2001 and 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                                               ------------
                                              ANNUAL COMPENSATION               NUMBER OF
                                    ----------------------------------------    SECURITIES
                                                              OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)    BONUS($)    COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
---------------------------  ----   ---------    --------    ---------------   ------------   ---------------
FRED DRASNER.............    2002    750,000     150,000             (1)         250,000             --
  Chairman and Chief         2001    750,000      75,000             (1)              --             --
  Executive Officer          2000    750,000          --             (1)              --             --
JOSEPH D. VECCHIOLLA.....    2002    500,000     150,000             (1)          75,000             --
  President and Chief        2001    414,152     250,000             (1)         100,000             --
  Operating Officer          2000    183,869(2)  137,500(2)          (1)          64,000             --
MARTIN D. KRALL..........    2002    350,000(3)  125,000(3)          (1)          75,000             --
  Executive Vice             2001    350,000(3)  100,000(3)          (1)          50,000             --
  President, Chief Legal     2000    350,000(3)       --             (1)          32,000             --
  Officer, and Secretary
MARNE OBERNAUER, JR......    2002    300,000          --             (1)              --             --
  Vice Chairman(4)           2001    300,000          --             (1)              --             --
                             2000    300,000          --             (1)              --             --
KENNETH G. TOROSIAN......    2002    303,769     100,000             (1)          40,000             --
  Senior Vice President,     2001    242,427          --             (1)          20,000             --
  Chief Financial Officer    2000    216,200     226,000(5)          (1)              --             --
  and Treasurer

---------------

(1) The Named Executive Officer received perquisites or other personal benefits in the years shown, although the value of these benefits did not exceed in the aggregate the lesser of $50,000 or 10% of his salary and bonus in such year.

(2) Mr. Vecchiolla's employment commenced on May 1, 2000.

(3) Mr. Krall did not receive compensation directly from the Company. The amounts shown reflect reimbursement of the affiliate that employs Mr. Krall in accordance with a shared services agreement with such affiliate (See "Certain Relationships and Related Transactions -- Shared Services Agreement").

(4) Mr. Obernauer, Jr. ceased being Vice Chairman of the Company in February 2003. He continues to serve as a director.

(5) Includes $178,500 paid to Mr. Torosian in connection with an Agreement and General Release dated April 3, 2000, and a retention agreement dated May 31, 2000.

STOCK OPTION GRANTS IN FISCAL YEAR 2002

     Stock options were granted during fiscal year 2002 to Messrs. Drasner, Vecchiolla, Krall and Torosian. The following table sets forth information concerning the stock options granted during 2002.

                       OPTION GRANTS IN FISCAL YEAR 2002

                                                                                        POTENTIAL REALIZABLE
                                                 INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                              -------------------------------------------------------       ANNUAL RATE
                              NUMBER OF                                                    OF STOCK PRICE
                              SECURITIES   % OF TOTAL OPTIONS                             APPRECIATION FOR
                              UNDERLYING       GRANTED TO       EXERCISE                    OPTION TERM
                               OPTIONS        EMPLOYEES IN       PRICE     EXPIRATION   --------------------
NAME                           GRANTED          2002(1)          ($/SH)       DATE       5% ($)     10% ($)
----                          ----------   ------------------   --------   ----------   --------   ---------
Fred Drasner................   250,000            27.7%          $0.41      5/13/12      64,462     163,359
Joseph D. Vecchiolla........    75,000             8.3%          $0.41      5/13/12      19,339      49,008
Martin D. Krall.............    75,000             8.3%          $0.41      5/13/12      19,339      49,008
Kenneth G. Torosian.........    40,000             4.4%          $0.41      5/13/12      10,314      26,137

---------------

(1) Based on total grants of options to purchase 903,000 shares of Common Stock.

     No Named Executive Officer exercised stock options in fiscal year 2002. The following table sets forth information concerning the number and value of unexercised stock options granted to Named Executive Officers at December 31, 2002.

              AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2002 AND
                       2002 FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES             VALUE OF
                                                         UNDERLYING UNEXERCISED      UNEXERCISED IN-THE-
                                                            OPTIONS AT FISCAL               MONEY
                                                               YEAR-END(#)            OPTIONS AT FISCAL
NAME                                                   (EXERCISABLE/UNEXERCISABLE)       YEAR-END($)
----                                                   ---------------------------   --------------------
Fred Drasner.........................................          250,000/--                $22,500/--
Joseph D. Vecchiolla.................................          126,000/113,000            $4,500/$2,250
Martin D. Krall......................................          177,000/52,000             $6,750/--
Marne Obernauer, Jr..................................               --/--                     --/--
Kenneth G. Torosian..................................           29,067/88,000                 --/$3,600

EXECUTIVE EMPLOYMENT CONTRACTS

     In January 2003, the Company entered into an employment agreement with Mr. Drasner. Pursuant to such employment agreement, Mr. Drasner is to receive an annual base salary of $750,000. In addition, Mr. Drasner is eligible to receive a bonus for each year during the term of his employment agreement in accordance with the Company's Management Incentive Plan and such other bonuses that may be approved by the Board in its sole discretion. The term of the agreement is through January 30, 2005. Pursuant to the agreement, Mr. Drasner performs his duties on a part-time basis, and is required to devote approximately the same portion of his business efforts to the performance of his duties as he has devoted to his duties to the Company since it became a public company in 1996. Mr. Drasner's agreement contains a noncompete provision applicable during the term and extends for a period of two years following termination of Mr. Drasner's employment, except that such period shall be reduced to six months in the event the Company terminates Mr. Drasner's employment other than for Cause or Mr. Drasner terminates his employment for Good Reason (as such terms are defined in the employment agreement). The agreement also contains a nonsolicitation provision applicable during the term and for two years after termination of Mr. Drasner's employment with the Company, except that such period shall be reduced to six months in the event the Company terminates Mr. Drasner's employment other than for Cause or Mr. Drasner terminates his employment for Good Reason.

     In January 2003, the Company entered into an employment agreement with Mr. Vecchiolla. Pursuant to such employment agreement, Mr. Vecchiolla is to receive an annual base salary of $560,000. In addition, Mr. Vecchiolla is eligible to receive a bonus for each year during the term of his employment agreement in accordance with the Company's Management Incentive Plan. The term of the agreement is through January 15, 2005. Mr. Vecchiolla's agreement contains a noncompete provision applicable during the term and extends for a period of two years, except that such period shall be reduced to six months in the event the Company terminates Mr. Vecchiolla's employment other than for Cause or Mr. Vecchiolla terminates his employment for Good Reason (as such terms are defined in the employment agreement). The agreement also contains a nonsolicitation provision applicable during the term and for two years after termination of Mr. Vecchiolla's employment with the Company, except that such period shall be reduced to six months in the event the Company terminates Mr. Vecchiolla's employment other than for Cause or Mr. Vecchiolla's terminates his employment for Good Reason.

     In January 2003, the Company entered into an employment agreement with Mr. Krall. Pursuant to such employment agreement, Mr. Krall is to receive an annual base salary of $375,000. In May 2003, Mr. Krall's employment agreement was amended to increase his annual base salary to $450,000. In addition, Mr. Krall is eligible to receive a bonus for each year during the term of his employment agreement in accordance with the Company's Management Incentive Plan and such other bonuses that may be approved by the Board in its sole discretion. The term of the agreement is through January 30, 2005. Pursuant to the agreement, Mr. Krall performs his duties on a part-time basis, and is required to devote approximately the same portion of his business efforts to the performance of his duties as he has devoted to his duties to the Company since it became a public company in 1996. Mr. Krall's agreement contains a noncompete provision applicable during the term and extends for a period of two years, except that such period shall be reduced to six months in the event the Company terminates Mr. Krall's employment other than for Cause or Mr. Krall terminates his employment for Good Reason (as such terms are defined in the employment agreement). The agreement also contains a nonsolicitation provision applicable during the term and for two years after termination of Mr. Krall's employment with the Company, except that such period shall be reduced to six months in the event the Company terminates Mr. Krall's employment other than for Cause or Mr. Krall terminates his employment for Good Reason.

     In January 2003, the Company entered into an employment agreement with Mr. Torosian. Pursuant to such employment agreement, Mr. Torosian is to receive an annual base salary of $300,000. In addition, Mr. Torosian is eligible to receive a bonus for each year during the term of his employment agreement in accordance with the Company's Management Incentive Plan. The term of the agreement is through January 30, 2005. Mr. Torosian's agreement contains a noncompete provision applicable during the term and extends for a period of twelve months, except that such period shall be reduced to six months in the event the Company terminates Mr. Torosian's employment other than for Cause or Mr. Torosian terminates his employment for Good Reason (as such terms are defined in the employment agreement). The agreement also contains a nonsolicitation provision applicable during the term and for twelve months after termination of Mr. Torosian's employment with the Company, except that such period shall be reduced to six months in the event the Company terminates Mr. Torosian's employment other than for Cause or Mr. Torosian terminates his employment for Good Reason.

CHANGE OF CONTROL AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

     Pursuant to Mr. Drasner's employment agreement, in the event the Company terminates his employment, other than for Cause, or if Mr. Drasner terminates his employment with the Company for Good Reason, the Company is required to pay Mr. Drasner the sum of (i) his base salary for a period of two years following such termination and (ii) the aggregate amount by which all then unvested stock options are in the money on the date of termination (less the applicable exercise prices of the stock options).

     Pursuant to Mr. Vecchiolla's employment agreement, in the event the Company terminates his employment, other than for Cause, or if Mr. Vecchiolla terminates his employment with the Company for Good Reason, the Company is required to pay Mr. Vecchiolla the sum of (i) his base salary for a period of 18 months following such termination and (ii) the aggregate amount by which all then unvested stock options are in the money on the date of termination (less the applicable exercise prices of the stock options).

     Pursuant to Mr. Krall's employment agreement, in the event the Company terminates his employment, other than for Cause, or if Mr. Krall terminates his employment with the Company for Good Reason, the Company is required to pay Mr. Krall (i) the sum of his base salary for a period of two years following such termination and (ii) the aggregate amount by which all then unvested stock options are in the money on the date of termination (less the applicable exercise prices of the stock options).

     Pursuant to Mr. Torosian's employment agreement, in the event the Company terminates his employment, other than for Cause, or if Mr. Torosian terminates his employment with the Company for Good Reason, the Company is required to pay Mr. Torosian (i) the sum of his base salary for a period of one year following such termination and (ii) the aggregate amount by which all then unvested stock options are in the money on the date of termination (less the applicable exercise prices of the stock options).

                  REPORT OF THE COMPENSATION COMMITTEE OF THE
                       BOARD OF DIRECTORS OF THE COMPANY
                           ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

     The Compensation Committee reviews the performance and compensation levels for executive officers and sets salary and bonus levels and option grants under the Company's incentive plans. The objectives of the Compensation Committee are to correlate executive compensation with the Company's business objectives and performance, and to enable the Company to attract, retain and reward executive officers who contribute to the long term success of the Company.

BASE SALARY

     Base salaries of the executive officers are established by evaluating the requirements of the position and the contribution of the executive with respect to Company performance and the executive's responsibilities. In determining executive officer salaries, the Compensation Committee generally sets base salaries at or below competitive levels, with total potential compensation (including bonuses and stock options) targeted at or above competitive levels. The Compensation Committee relies on, among other things, recommendations from the Chief Executive Officer in making such determinations.

     During 2002, Fred Drasner served as Chairman and Chief Executive Officer of the Company. Mr. Drasner received a base salary of $750,000 in 2002, the same salary he received in 2001. The Compensation Committee determined that, in light of the significant amount of time Mr. Drasner would be devoting to the Company's review of strategic alternatives, relationship with its Senior Lenders and efforts to improve sales and reduce costs, he should continue at an annual base salary of $750,000 during 2002.

ANNUAL CASH BONUSES

     The Company pays annual cash bonuses to its executive officers in accordance with the terms of its Management Incentive Plan, which provides for incentives based on the Company's performance as well as individual performance. In addition, the Company may pay additional bonuses as approved by the Board of Directors in its sole discretion. In accordance with the Management Incentive Plan, the Compensation Committee awarded Mr. Drasner a bonus of $562,500 for 2002, which bonus was paid in 2003.

LONG-TERM INCENTIVES

     The Compensation Committee believes that equity ownership provides significant motivation to executive officers to maximize value for the Company's stockholders and, therefore, periodically grants stock options under the Company's incentive plans. The Compensation Committee determines the size and frequency of option grants for executive officers after consideration of recommendations of the Chief Executive Officer. Such recommendations are based upon the relative position and responsibilities of each executive officer, previous and expected contributions of each executive officer to the Company and previous option grants to such executive officers. Stock options granted to executive officers are generally nonqualified stock options with exercise prices that equal or exceed the fair market value of the Company's Common Stock on the date of grant and vest in such increments as may be determined by the Compensation Committee.

     In May 2002, the Compensation Committee awarded Mr. Drasner options to purchase 250,000 shares of Common Stock, at an exercise price of $0.41 per share. Mr. Drasner had not been awarded stock options in the past due to the substantial interest he had in the Company through his limited partnership interest in Applied Printing. Since Mr. Drasner's economic interest in the Common Stock held by Applied Printing was, by agreement, to cease after September 1, 2002, the Compensation Committee determined that it would be appropriate to award Mr. Drasner stock options at that time.

SECTION 162(m)

     Section 162(m) of the Internal Revenue Code of 1986, as amended, generally sets a limit of $1 million on the amount of compensation (other than certain enumerated categories, including performance-based compensation) paid to executive employees that may be deducted by a publicly-held company. The Committee's policy is to seek to qualify executive compensation for deductibility to the extent that such policy is consistent with the Company's overall objectives and executive compensation policy. Compensation attributable to stock options granted under the Company's stock incentive plans currently is excluded from the $1 million limit as "qualified performance-based compensation" under the rules contained in applicable Treasury regulations. None of the Company's executive officers received compensation in 2002 in excess of the limits imposed under Section 162(m). The Compensation Committee intends to continue to qualify compensation attributable to stock options as "qualified performance-based compensation" within the meaning of Section 162(m).

                                          COMPENSATION COMMITTEE

                                          John R. Harris, Chairman
                                          John W. Dreyer
                                          Philip Guarascio
                                          David R. Parker
                                          John R. Walter
                                          John Zuccotti

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee of the Board during 2002 were Messrs. Dreyer, Harris, Parker, Walter and Zuccotti, none of which is or has been an officer or employee of the Company.

     The Company engaged the law firm of Weil, Gotshal & Manges LLP, at which John Zuccotti, a director of the Company, is senior counsel, to perform legal services for the Company in 2002 and 2003.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Zuckerman beneficially owns the shares of Common Stock owned by Applied Printing and beneficially owns a majority of U.S. News and Daily News. Additionally, Mr. Drasner is a minority limited partner of Applied Printing, U.S. News and Daily News. The following is a description of certain transactions between the Company and each of Applied Printing, U.S. News, and Daily News, as well as transactions between the Company and entities affiliated with certain other directors of the Company.

CONTENT MANAGEMENT AND DIGITAL IMAGING SERVICES FOR AFFILIATES

     The Company provides content management services to a New York Daily News periodical, digital archiving services to the New York Daily News, and certain advertising make-up and related graphic services for Daily News' publications. The Company and Daily News are currently negotiating a new production agreement for such services that would extend the term to 2005. The Company also provided content management services to Applied Printing and U.S. News during 2002.

     The Company's 2002 revenues included approximately $423,000, $2,909,000, and $1,642,000 for services performed for each of U.S. News, Daily News, and Applied Printing, respectively. Included in this revenue figure for 2002 is approximately $120,000 recognized under an agreement by Agile Enterprise, Inc., a wholly-owned subsidiary of the Company, to license certain software to U.S. News.

SHARED SERVICES AGREEMENT

     The Company entered into a shared services agreement in 1999 with U.S. News and Daily News, under which both U.S. News and Daily News provide certain legal, computer, and administrative services to the Company. Under this agreement, the Company pays a percentage of the costs associated with U.S. News and Daily News employees who provide such services to the Company based on the percentage of each such employee's total time that is devoted to Company-related matters, including compensation for services provided by Mr. Krall. See "Executive Compensation -- Summary Compensation Table" above. The term of the agreement is for one year and is renewable annually. During 2002, the Company incurred charges of approximately $970,000 for such services. In May 2003, the Board of Directors approved amending this Shared Services Agreement to increase certain costs paid by the Company in order to more accurately reflect services actually provided.

OTHER TRANSACTIONS

     During 2002, the Company subleased space at the headquarters of U.S. News in Washington, D.C., from U.S. News. The amount incurred by the Company for the sublease in fiscal year 2002 totaled approximately $47,000 and corresponded to the amounts U.S. News was required to pay for the space under its lease.

     The Company subleases space at its corporate headquarters from U.S. News, for which the Company incurred charges of approximately $390,000 in 2002.

     The Company subleases certain Daily News space at its New York location, for which the Company incurred charges of approximately $104,000 in 2002.

     Applied Printing provides printing services to the Company on a per-project basis. In 2002, the Company incurred charges of approximately $423,000 for such services.

     The Company received services from Weil, Gotshal & Manges LLP, at which Mr. Zuccotti is employed, as disclosed in "Compensation Committee Interlocks and Insider Participation" above.

                      STOCKHOLDER RETURN PERFORMANCE GRAPH

    The following graph and table show the cumulative total stockholder return on the Common Stock compared to the AMEX Composite Index and a self-constructed peer group index for the periods between December 31, 1997 and December 31, 2002. Currently, the peer group is composed of Schawk, Inc., which is a public company with significant independent operations in the prepress industry, and R.R. Donnelly & Sons, Co. and Quebecor World, Inc., commercial printers that provide prepress services. Previously, the peer group included American Greetings Corporation (Class A), which is a publishing company, and Schawk, Inc. The Company sold its publishing services business in April 2002. Accordingly, it is no longer appropriate to include American Greetings Corporation in the peer group. The total stockholder return on each company included in the peer group index has been weighted according to such company's capitalization at the beginning of each period. The graph assumes $100 was invested in (1) the Common Stock, (2) the AMEX Composite Index and (3) the peer group index, and assumes reinvestment of dividends.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                   AMONG APPLIED GRAPHICS TECHNOLOGIES, INC.,
                 THE AMEX MARKET VALUE (U.S. & FOREIGN) INDEX,
                     A NEW PEER GROUP AND AN OLD PEER GROUP
(APPLIED GRAPHICS TECHNOLOGIES, INC. 5 YEAR CUMULATIVE TOTALS RETURN

                                              APPLIED
                                              GRAPHICS             AMEX MARKET
                                           TECHNOLOGIES,          VALUE (U.S. &
                                                INC.                 FOREIGN)            NEW PEER GROUP         OLD PEER GROUP
                                           -------------          -------------          --------------         --------------
12/97                                         100.00                  100.00                 100.00                 100.00
12/98                                          30.99                   99.99                 121.24                 108.17
12/99                                          16.20                  132.80                  79.26                  64.38
12/00                                           2.54                  126.49                  89.80                  31.67
12/01                                           0.41                  119.31                  94.87                  45.85
12/02                                           0.36                  100.65                  80.99                  50.27

---------------

* $100 invested on 12/31/97 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

    The peer group identified above was selected because the Company believes that such group represents companies who maintain significant operations in the prepress industry.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the SEC and The American Stock Exchange initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. In addition, under
Section 16(a), trusts for which a reporting person is a trustee or a beneficiary (or for which a member of his immediate family is a beneficiary) may have a separate reporting obligation with regard to ownership of the Common Stock and other equity securities of the Company. Such reporting persons are required by rules of the SEC to furnish the Company with copies of all Section 16(a) reports (specifically, Forms 3, 4 and 5) they file. Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons that they were not required to file Forms 5 for the last fiscal year, the Company believes that all of its officers, directors, and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal 2002.